Filed by Integrated Electrical Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MISCOR Group, Ltd.

Commission File No.: 000-52380

INTEROFFICE MEMO

To: All Employees

From: James Lindstrom

Date: March 13, 2013

Memo to IES Employees

I am very pleased to announce that on March 13, 2013, we entered into a definitive agreement to acquire Miscor Group, Ltd., a leading provider of integrated mechanical and electrical products and services with locations in Indiana, Alabama, Ohio, West Virginia, Maryland and California.

Miscor provides maintenance and repair services to industrial customers, operating in electric utility, wind power, transportation, energy, pulp and paper, and mining. It is engaged in both on-site and off-site electrical and mechanical repair and remanufacture of industrial equipment including electric motors, transformers, switchgears, magnets, overhead cranes and generators. Miscor also manufactures and provides repair services for key components in large transportation related motors and engines. We view Miscor’s offerings as complementary to our several of our own services and therefore do not see any major customer or competitive overlaps with IES’ businesses.

What Does This Mean for You?

Miscor is expected to make our company stronger. Miscor’s approximately $50 million in annual revenues is expected to strengthen our cash flow, diversify our revenue streams and position us for future advancement and growth.

Miscor will operate as an independent and standalone entity within IES. Miscor’s headquarters will remain in Massillon, Ohio and there are no layoffs planned as a result of the transaction. With respect to IES employees, except for those employees involved in the transaction, this acquisition will not likely impact your day to day duties.

In the meantime, please continue to focus on your current responsibilities, particularly your focus on the customer and project execution. Taking care of our customer’s needs and providing exemplary project execution has never been more important.

What’s Next?

We expect to close the transaction by the middle of 2013. As such, when essential information becomes available, we will provide all with necessary updates. Any questions you may have should be directed to your Divisional President, Bobby Lewey or me. As always, if you receive any inquiries from the media or other third parties, please forward them to Bobby Lewey or me.

It is an exciting time to be part of IES and this announcement is another positive step in our efforts to position IES for long-term, sustainable growth and profitability.

I look forward to updating you as we complete the acquisition and integrate Miscor.

Important Information for Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Integrated Electrical Services, Inc. (“IES”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of IES and MISCOR Group, Ltd. (“MISCOR”) that also will constitute a prospectus of IES regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IES AND MISCOR ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IES, MISCOR AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of IES and MISCOR seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by IES and MISCOR with the SEC at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements or other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for additional information on its public reference room.

The joint proxy statement/prospectus and such other documents (relating to IES) may also be obtained from IES for free (when available) from IES’ web site at www.ies-corporate.com or by directing a request to: Integrated Electrical Services, Inc., 5433 Westheimer Road, Suite 500, Houston, Texas 77056, Attention: Investor Relations, or by phone at (713) 860-1500. The joint proxy statement/prospectus and such other documents (relating to MISCOR) may also be obtained from MISCOR for free (when available) from MISCOR’s web site at www.miscor.com or by directing a request to: MISCOR Group, Ltd., 800 Nave Rd., SE, Massillon, Ohio 44646, Attention: Investor Relations, or by phone at (330) 830-3500. Information on our website or any other website is not incorporated by reference herein.

Participants in the Solicitation

IES, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from IES’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

MISCOR, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from MISCOR’s stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect IES’ and MISCOR’s expectations regarding future events. The forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of IES, MISCOR and the combined company could differ materially from those described in these statements. Such forward-looking statements include, but are not limited to, statements about the expected value of the merger consideration, benefits of the business combination transaction involving IES and MISCOR, including future financial and operating results, accretion to IES’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s business strategy, plans, market and other expectations, objectives, intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the inability to consummate the merger; the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the merger; difficulties and delays in obtaining consents and approvals that are conditions to the completion of the merger; the ability of IES and MISCOR to enter into, and the terms of, future contracts; the impact of governmental laws and regulations; the adequacy of sources of liquidity; the ability of IES to retain certain employees key to the ongoing success of the combined company and the availability of other skilled personnel; the effect of litigation, claims and contingencies; the inability to carry out plans and strategies as expected; future capital expenditures and refurbishment, repair and upgrade costs; delays in refurbishment and upgrade projects; the sufficiency of funds for required capital expenditures, working capital and debt service; liabilities under laws and regulations protecting the environment; and the impact of purchase accounting. Additional factors that may affect future results are contained in IES’ and MISCOR’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. IES and MISCOR disclaim any duty to update and revise statements contained in these materials based on new information or otherwise.